Press Release

[Graphic omitted] Ahold                                 Royal Ahold
                                                        Corporate Communications

                                                 Date:  November 7, 2003
                                 For more information:  +31 75 659 57 20

2003 half-year results

Highlights

o Net sales amounted to Euro 30.3 billion, a decrease of 11.8% compared to the same period last year;
o Net sales and income significantly impacted by lower currency exchange rates. Net sales excluding currency impact increased by 3.6%;
o Operating income before goodwill and exceptional items amounted to Euro 677 million, a decrease of 48.4% compared to the same period last year. Operating income before goodwill and exceptional items excluding currency impact decreased by 38.6% mainly as a result of lower earnings at U.S. Foodservice and certain European retail companies and higher audit, legal and consultancy fees;
o    Net income of Euro 60 million (half-year 2002: loss of Euro 142 million);
o Cash generated from operating activities totaled Euro 678 million compared to Euro 1,316 million in the same period last year.

Zaandam, The Netherlands, November 7, 2003 - Ahold today published its 2003 half-year and second-quarter results. Commenting on the results, Ahold CFO Hannu Ryfpp6nen said: "We are very pleased that following the filing of our 2002 audited Annual Accounts we are now able to resume the reporting of 2003 results starting with the half-year numbers and on November 26, 2003 the third-quarter results. We expect that this will further improve the communication with everyone who takes a keen interest in the development of Ahold and we see it as a very important step towards returning to a normal and predictable reporting calendar. The results in the first half year of 2003 were disappointing and impacted by the diversion of our management as a result of the events surrounding the announcements on February 24, 2003, and the related investigations. I am confident, however, that the new strategy which is also announced in more detail today will help us to 'turn the corner' and restore the profitability of the group in future years."

                                                   Albert Heijnweg 1, Zaandam
                                                   P.O Box 3050, 1500 HB Zaandam
                                                   The Netherlands
                                                   Phone:     +31 (0)75 659 5720
http://www.ahold.com                               Fax:       +31 (0)75 659 8302
                                                                            1/12

Ahold 2003 half-year results

                                                             2nd Quarter                     First half-year
x l million Euro                                    2003      Change       2002        2003      Change       2002
                                                               in %     (restated)                in %     (restated)
---------------------------------------------------------------------------------------------------------------------
Net sales                                         12,953      (12.4%)       14,786   30,284      (11.8%)       34,345

Operating income before goodwill and                 322      (46.6%)          603      677      (48.4%)         1,313
  exceptional items

As % of net sales                                   2.5%      (1.6%p)         4.1%     2.2%      (1.7%p)           3.9%

Operating income                                     285      265.4%            78      587      (17.2%)            709

Net income (loss)                                     42      115.6%         (270)       60      142.3%           (142)

Net income (loss) after preferred dividends           33      111.9%         (278)       39       124.1%          (162)

Net income (loss) after preferred dividends
per common share (x 1 Euro)                         0.04      112.0%        (0.30)     0.04       124.1%         (0.18)

Net cash from operating activities                   449      (36.6%)          709      678      (48.5%)          1,316
---------------------------------------------------------------------------------------------------------------------

Net sales in the ,first half-year of 2003 amounted to Euro 30.3 billion, a decrease of 11.8% compared to the same period last year. The decrease in net sales was largely attributable to lower currency exchange rates of in particular the US Dollar. The average US Dollar to Euro exchange rate decreased approximately 18% in the first half-year of 2003 compared to the same period last year. Net sales excluding currency impact increased by 3.6% primarily due to a 3.2% increase in net sales at U.S. retail and a 1.7% increase at Europe retail. Net sales at U.S. Foodservice declined by 0.7%. Net sales were positively impacted by the consolidation of Ahold's subsidiaries Disco and Santa Isabel in South America in April and July of 2002, respectively, as well as the acquisition of Lady Baltimore and Allen Foods in September and December of 2002, respectively. These consolidations and acquisitions combined contributed approximately 2% of the net sales growth in the first half-year of 2003 excluding currency impact.

Operating income in the first half-year of 2003 amounted to Euro 587 million, a decrease of 17.2% compared to the same period last year. The decrease was primarily caused by lower operating income in all business segments including U.S. retail where operating income in US Dollars was only marginally lower. Operating income in the first half-year of 2002 included a Euro 372 million exceptional loss on related party default guarantee with respect to debt defaults by Velox Retail Holding, Ahold's joint venture partner in Disco Ahold International Holdings N.V. Goodwill amortization totaled Euro 90 million in the first half-year of 2003 compared to Euro 144 million in the same period last year. Goodwill amortization decreased compared to the same period last year due to lower goodwill balances resulting from the goodwill impairment charges recorded in 2002. The goodwill impairment charge of Euro 88 million recorded in the first half-year of 2002 related to the purchase of the remaining shares in Disco Ahold International Holdings N.V. in July and August 2002.

Operating income before goodwill and exceptional items in the first half-year of 2003 amounted to Euro 677 million, a decrease of 48.4% compared to the same period last year. See table below for a reconciliation of operating income before goodwill and exceptional items to operating income.

Reconciliation operating income before goodwill and exceptional items

                                                            2nd Quarter                     First half-year
x l million Euro                                    2003      Change      2002       2003      Change        2002
                                                               in %     (restated)              in %      (restated)
---------------------------------------------------------------------------------------------------------------------
Operating income                                        285   265.4%           78        587   (17.2%)           709

Goodwill amortization                                    37                    65         90                     144
Goodwill impairment                                      --                    88         --                      88
Exceptional loss on related party default
guarantee                                                --                   372         --                     372
                                                        ---                   ---        ---                     ---

Operating income before goodwill and
exceptional items                                       322   (46.6%)         603        677   (48.4%)         1,313
---------------------------------------------------------------------------------------------------------------------

Operating income before goodwill and exceptional items in the first half-year of 2003 was also adversely affected by a lower US Dollar to Euro exchange rate. Excluding currency impact the decrease of operating income before goodwill and exceptional items was 38.6% primarily caused by lower operating income at U.S. Foodservice, Europe retail, South America and Asia as well as higher audit, legal and consultancy fees.

Set forth below are key financial data for Ahold and its business segments:

United States - retail

                                                             2nd Quarter                     First half-year
x l million Euro                                    2003      Change       2002        2003      Change       2002
                                                               in %     (restated)                in %     (restated)
---------------------------------------------------------------------------------------------------------------------
Net sales in USD                                      6,229     1.1%          6,162     14,514     3.2%        14,065
Net sales in EUR                                      5,412   (17.4%)         6,555     13,130   (15.6%)       15,557

Operating income before goodwill and
exceptional items
Total in USD                                            347    (3.1%)           358        787    (1.0%)          795
Total in EUR                                            301   (21.2%)           382        711   (19.1%)          879

As % of net sales                                      5.6%    (0.2%p)         5.8%       5.4%    (0.3%p)        5.7%
---------------------------------------------------------------------------------------------------------------------

Net sales increased in the first half-year of 2003 compared to the same period last year through organic development at same stores and replacement stores and new store openings. Comparable sales growth totaled 0.9% and identical sales remained at the same level.

Operating income before goodwill and exceptional items decreased in the first half-year of 2003 compared to the same period last year as a result of lower income at Tops, Bruno's and Giant-Landover. Operating performance at Stop & Shop and Giant-Carlisle continued to be very strong in the first half-year of 2003.

Europe retail

                                                             2nd Quarter                     First half-year
x l million Euro                                    2003      Change       2002        2003      Change       2002
                                                               in %     (restated)                in %     (restated)
---------------------------------------------------------------------------------------------------------------------
Net sales                                             3,044     0.8%          3,021      6,762     1.7%         6,646

Operating income before goodwill and
exceptional items                                        24   (64.7%)            68         85   (38.0%)          137

As % of net sales                                      0.8%    (1.4%p)         2.2%       1.3%    (0.8%p)        2.1%
---------------------------------------------------------------------------------------------------------------------

Net sales at Albert Heijn declined in the first half-year of 2003 but this was off-set by strong sales growth at Schuitema and an increase in net sales in Spain and Central Europe. Identical sales at Albert Heijn declined by 2.5%. In Central Europe and Spain, net sales increased due to the opening of new stores.

Albert Heijn sustained lower operating income before goodwill and exceptional items in the first half-year of 2003 compared to the same period last year mainly as a result of lower sales and gross margins partly off-set by lower operating expenses due to the start-up of cost reduction programs. Sehuitema improved its operating income before goodwill and exceptional items mainly due to the higher sales level.

Operating loss before goodwill and exceptional items in Central Europe decreased due to increased operating expenses for new stores and a lack of spending power of customers as a result of a weak economy leading to a pressure on net sales.

Operating loss before goodwill and exceptional items in Spain decreased due to lower gross margins as a result of lower selling prices in order to become more competitive in the market. Further-more, operating costs in Spain increased due to costs associated with the closing of a number of stores.

Foodservice

x l million Euro                                             2nd Quarter                     First half-year
                                                    2003      Change       2002        2003      Change       2002
                                                               in %  (restated)                    in %   (restated)
---------------------------------------------------------------------------------------------------------------------
Net sales
U.S. Foodservice                             USD   4,130       0.4%       4,115       9,426      (0.7%)       9,497
U.S. Foodservice                             EUR   3,588     (18.0%)      4,378       8,522     (18.9%)      10,507
Europe Foodservice                           EUR     196      (5.3%)        207         453      (3.6%)         470
                                                   ------                 ------      ------                 -------
Total                                        EUR   3,784     (17.5%)      4,585       8,975     (18.2%)      10,977

Operating income before goodwill and
exceptional items

U.S. Foodservice                             USD      53     (59.5%)        131         (52)    (124.9%)         209
U.S. Foodservice                             EUR      46     (66.7%)        138         (51)    (122.5%)         227
Europe Foodservice                           EUR       3     (25.0%)          4           6     (40.0%)           10
                                                   ------                 ------      ------                  -------
Total                                        EUR      49     (65.5%)        142         (45)    (119.0%)         237

As % of net sales                                    1.3%    (1.8%p)        3.1%      (0.5%)     (2.7%p)         2.2%
---------------------------------------------------------------------------------------------------------------------

Net sales of U.S. Foodservice in the first half-year of 2003 were negatively impacted by the events surrounding the discovery of accounting irregularities at U.S. Foodservice as announced on February 24, 2003. The acquisition of Lady Baltimore and Allen Foods in September and December of 2002, respectively, contributed approximately 1.5% of the net sales growth in the first half-year of 2003.

U.S. Foodservice's operating income before goodwill and exceptional items in the first half-year of 2003 was also negatively impacted by the events surrounding the discovery of the accounting irregularities resulting in substantial pressure on gross margins, especially in the first quarter of 2003, and increased operating costs. The run rate of the first half of this exceptional year will be a fair reflection of the performance of U.S. Foodservice for 2003.

Other business areas

                                                                2nd Quarter                     First half-year
x l million Euro                                       2003      Change       2002        2003      Change       2002
                                                                  in %     (restated)                in %     (restated)
------------------------------------------------------------------------------------------------------------------------
Net sales
- South America                                        608        20.6%          504    1,189       30.5%           911
-Asia                                                   92       (16.4%)         110      201      (12.6%)          230
-Other                                                  13        18.2%           11       27       12.5%            24
                                                       ----     --------         ---    ------    --------        ------
Total                                                  713        14.1%          625    1,417       21.6%         1,165
Operating income before goodwill and
exceptional items
-South America                                         (11)     (164.7%)          17       (8)    (125.0%)           32
-Asia                                                  (14)     (133.3%)          (6)     (21)     (61.5%)          (13)
-Other                                                 (27)       --              --      (45)    (209.8%)           41
Total                                                  (52)     (572.7%)          11      (74)    (223.3%)           60
------------------------------------------------------------------------------------------------------------------------

In South America, net sales increased mainly due to the consolidation of Disco and Santa Isabel in April and July of 2002, respectively. Net sales were adversely impacted by lower currency exchange rates of in particular the Brazilian Real and the Chilean Peso. The average exchange rate of the Brazilian Real and the Chilean Peso to the Euro decreased by 27% and 23%, respectively, in the first half-year of 2003 compared to the same period last year. Net sales in Brazil increased in local currency partly due to new store openings at Bompreco.

Operating loss before goodwill and exceptional items in South America was Euro 8 million in the first half-year of 2003 compared to an operating income of Euro 32 million in the same period last year. The decline was primarily a result of the consolidation of Disco and Santa Isabel in April and July of 2002, respectively, both of which had operating losses. Operating income before goodwill and exceptional items in Brazil in the first half-year of 2003 was below the level for the same period of last year in local currency as a result of higher labor costs. The operating results before goodwill and exceptional items of the Other segment decreased by Euro 86 million in the first half-year of 2003 compared to the same period last year. This partially reflected higher corporate costs of in total Euro 55 million as a result of higher legal, audit and other advisory expenses. Furthermore, insurance costs increased compared to last year due to the release of an excess loss provision in the first half-year of 2002, Real estate gains in the first half-year of 2003 were also below the level realized in the first half-year of 2002.

Goodwill amortization
Goodwill amortization in the first half-year of 2003 amounted to Euro 90 million (same period last year: Euro 144 million). Lower goodwill balances at year-end 2002 resulting from the goodwill impairment charges recorded in 2002 and the lower average currency exchange rate of the US Dollar to the Euro largely caused the decrease.

Goodwill impairment
No goodwill impairment charges were recorded in the first half-year of 2003 (same period last year: Euro 88 million). The goodwill impairment charge recorded in the first half-year of 2002 related to Disco Ahold International Holdings N.V.

Exceptional items
No exceptional items were recorded in the first halt-year of 2003. In the same period last year an exceptional loss of Euro 372 million was incurred relating to the purchase of the additional shares in Disco Ahold International Holdings N.V. in July and August 2002 at a price that exceeded the fair value of the shares acquired by Euro 367 million and the write-off of a loan to Velox of Euro 5 million.

Net financial expense

                                                             2nd Quarter                     First half-year
x l million Euro                                    2003      Change       2002        2003      Change       2002
                                                               in %     (restated)                in %     (restated)
---------------------------------------------------------------------------------------------------------------------
Net interest expense                               (218)      (2.3%)         (213)     (533)     (5.8%)        (504)
Gain(loss) on foreign exchange                       (3)      95.9%           (73)       20     128.2%          (71)
Other financial income and expense                   (5)       --              --        (5)      --             --
                                                   -----      -----          -----     -----    -------        -----
Net financial expense                              (226)      21.0%          (286)     (518)      9.9%         (575)
---------------------------------------------------------------------------------------------------------------------

Net interest expense in the first half-year of 2003 increased by 5.8% to Euro 533 million (same period last year: Euro 504 million), primarily caused by banking fees and interest expenses related to the new facility signed on March 3, 2003, new debt assumed or incurred in connection with acquisitions in the course of 2002 and an increase in cash dividends paid in 2002. This was partly offset by a favorable currency impact, especially of the US Dollar to the Euro. Net interest expense excluding currency impact increased by 23%.

The gain on foreign exchange in the first half-year of 2003 amounted to Euro 20 million and mainly related to the positive impact of the revaluation of the Argentine Peso on US Dollar denominated debt in Argentina. In the same period of 2002, there was a foreign exchange loss of Euro 71 million related to the devaluation of the Argentine Peso and inflation adjustment losses related to Argentina.

Income taxes
The income tax rate, adjusted for the impact of goodwill and exceptional items, increased to 42% in the first half-year of 2003 compared to 29% in the same period last year. The main factor contributing to this increase of the tax rate was a different mix of earnings from each country, and higher losses in areas where no tax credit could be recorded.

Share in income (loss) of joint ventures and equity investees
The share in income (loss) of joint ventures and equity investees in the first half-year of 2003 amounted to an income of Euro 51 million compared to a net loss of Euro 69 million in the same period last year. The main results included were:

                                                                       2nd Quarter              First half-year
x l million Euro                                                  2003           2002          2003         2002
                                                                              (restated)                 (restated)
-------------------------------------------------------------------------------------------------------------------
European joint ventures                                            28             34            48           52
Paiz Ahold, South America                                           2              2             4            5
DAIH, South America                                                --             (5)           --         (126)
Others                                                             (1)            (1)           (1)          --
                                                                   ---            ---           ---        -----
Total share in income (loss) of joint ventures and equity          29             30            51          (69)
investees
-------------------------------------------------------------------------------------------------------------------

The loss of DAIH of Euro 126 million in the first half-year of 2002 was mainly caused by the negative impact of the devaluation of the Argentine Peso on US Dollar denominated debt as well as inflation adjustment losses on third-party Argentine Peso debt in Argentina. DAIH, including Disco and Santa Isabel, was fully consolidated in the first half-year of 2003.

Cash flow statement
Net cash from operating activities in the first half-year of 2003 amounted to Euro 678 million (same period last year: Euro 1,316 million). Changes in working capital resulted in a cash outflow of Euro 102 million partly due to shorter payment terms imposed by certain suppliers to

U.S. Foodservice as a consequence of the discovery of accounting irregularities as originally announced on February 24, 2003.

Investments in tangible fixed and intangible assets in the first half-year of 2003 amounted to Euro 612 million (same period last year: Euro 1,094 million). Divestments of tangible fixed and intangible assets amounted to Euro 260 million (same period last year: Euro 110 million), in both periods mainly as a result of sale and leaseback transactions in the U.S. and Europe.

Shareholders' equity
Shareholders' equity, expressed as a percentage of the balance sheet total, was 9.9% (at year-end 2002: 10.5%). Shareholders" equity at July 13, 2003, was Euro 2,319 million. Changes to shareholders' equity for 2002 and the first half-year of 2003 are as follows:

x 1 million Euro                                                          July 13, 2003             December 29, 2002
---------------------------------------------------------------------------------------------------------------------
Shareholders' equity opening balance                                              2,609                         5,496
Net earnings after preferred dividend                                                39                       (1,246)
Dividend paid on common shares                                                       --                         (433)
Exercise of stock options                                                             1                             5
Goodwill                                                                             --                            32
Minimum pension liability                                                            --                         (120)
Exchange rate differences and other changes                                       (330)                       (1,125)
Shareholders' equity closing balance                                              2,319                         2,609
Debt position
---------------------------------------------------------------------------------------------------------------------

The composition of net debt at year-end 2002 and at the end of the first half-year of 2003 is as follows:

x 1 million Euro                                                          July 13, 2003             December 29, 2002
---------------------------------------------------------------------------------------------------------------------
Subordinated loans                                                                1,011                         1,011
Financial lease commitments                                                       2,125                         2,224
Other loans                                                                       6,972                         7,302
Total long-term debt                                                             10,108                        10,537
Total short-term debt                                                             2,791                         2,370
Total interest bearing liabilities                                               12,899                        12,907
Interest bearing assets                                                         (2,029)                       (1,313)
Total net debt                                                                   10,870                        11,594
---------------------------------------------------------------------------------------------------------------------

The rolling interest coverage ratio at the end of the first half-year of 2003 amounted to 1.5 compared to 2.6 at the end of the same period last year. The rolling net debt / EBITDA ratio amounted to 3.9 at the end of the first-half year of 2003 compared to 2.9 at the end of the same period last year.

US GAAP reconciliation
The audited 2002 Annual Report on Form 20-F filed with the US Securities and Exchange Commission contains a US GAAP reconciliation of net income (loss) for 2002 and shareholders' equity as at year-end 2002. Ahold will not provide a US GAAP reconciliation on a quarterly basis in 2003 but will do so ill 2004.

In November 2002, the Emerging issues Task Force ("EITF") of the Financial Accounting Standards Board reached consensus on Issue No. 02-16, Accounting for Consideration Received from a Vendor by a Customer (Including a Reseller of the Vendor's Products) ("EITF 02-16"). Under the consensus, cash considerations received from a vendor should be considered an adjustment to the price of the vendor's products or services and, therefore, characterized as a reduction of cost of sales when sold unless (1) the cash consideration represents a reimbursement of a specific, incremental, identifiable cost incurred in selling the vendor's products and therefore characterized as a reduction of those costs or (2) the cash consideration represents a payment for assets or services delivered to the vendor and therefore characterized as revenue.

The Company will adopt the provisions of EITF 02-16 for Dutch GAAP, as permitted by the Guidelines for Annual Reporting in The Netherlands, in 2003. The Company has not yet determined the effect on the consolidated financial statements as a result of the adoption of EITF 02-16.

Accounting principles
The accounting principles supplied have not changed compared to the accounting principles as stated in the Ahold 2002 Annual Report, which was published in English last month. The Dutch version of the annual report is available as of today and has been posted on the Ahold website (www.ahold.nl).

The data included in this press release are unaudited except for the balance sheet items as per December 29, 2002.

Definitions
o    Identical sales compare sales from exactly, the same stores.

o    Comparable sales are identical sales plus sales from replacement stores.

o Currency impact is the impact of using different exchange rates to translate thefinancial figures of our subsidiaries to Euros. Where specifically indicated, the financial figures of the previous year are adjusted using the current year exchange rates.

o The interest coverage ratio is calculated as operating income excluding goodwill and exceptional items, divided by the net interest expenses.

o    Net debt / EBITDA:
     Net debt includes long and short-term interest bearing debt, netted with loans receivable and cash and cash equivalents, divided by EBITDA excluding exceptional items.

Ahold Corporate Communications:  +31.75.659.5720

--------------------------------------------------------------------------------
Certain statements in this press release are "forward-looking statements" within the meaning of US federal securities laws. Ahold intends that these statements be covered by the safe harbors created under these laws. These forward-looking statemenls include, but are not limited to statements relating to Ahold's future profitability and statements as to the timing of changes in Ahold's Dutch and US GAAP reporting. These forward -looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these fo1_vatd-lookmg statements include, but are not limited to, the effect of general economic conditions, the ability of Ahold to implement successfully its strategy, difficulties in complying with new accountability pronouncements and other factors discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or predict Given these uncertainties, readers are cautioned not to place undue reliance on the foward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances except as may be required under applicable securities laws. Outside The Netherlands Koninklijke Ahohd N V, being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold".
--------------------------------------------------------------------------------

Consolidated Statements of Operations

                                                             2nd Quarter                     First half-year
x l million Euro (unless otherwise indicated)       2003      Change       2002        2003      Change       2002
                                                               in %     (restated)                in %     (restated)
Net sales
     US Retail                                    5,412       (17.4%)       6,555   13,130      (15.6%)      15,557
     Europe Retail                                3,044         0.8%        3,021    6,762        1.7%        6,646
     Foodservice                                  3,784       (17.5%)       4,585    8,975      (18.2%)      10,977
     Other business areas                           713        14.1%          625    1,417       21.6%        1,165
                                                --------     --------     -------- --------    --------     --------
        Total                                    12,953       (12.4%)      14,786   30,284      (11.8%)      34,345
                                                --------     --------     -------- --------    --------     --------
Operating income before goodwill and
exceptional items
     US Retail                                      301       (21.2%)         382      711      (19.1%)         879
     Europe Retail                                   24       (64.7%)          68       85      (38.0%)         137
     Foodservice                                     49       (65.5%)         142      (45)    (119.0%)         237
     Other business areas                           (52)     (572.7%)          11      (74)    (223.3%)          60
                                                --------     --------     -------- --------    --------     --------
         Total                                      322       (46.6%)         603      677      (48.4%)       1,313

Goodwill amortization                               (37)                      (65)     (90)                    (144)
Goodwill impairment                                  --                       (88)      --                      (88)
Exceptional items                                    --                      (372)      --                     (372)
                                                --------     --------     -------- --------    --------     --------
Operating income                                    285       265.4%           78      587      (17.2%)         709

Financial expense, net Interest                    (218)       (2.3%)        (213)    (533)      (5.8%)        (504)
     Gain(loss) on foreign exchange                  (3)                      (73)      20                      (71)
     Other financial income and expense              (5)                       --       (5)                      --
                                                --------     --------     -------- --------    --------     --------
         Net financial expense                     (226)       21.0%         (286)    (518)       9.9%         (575)
                                                --------     --------     -------- --------    --------     --------

Income (loss) before income taxes                    59       128.4%         (208)      69      (48.5%)         134
Income taxes                                        (44)                      (90)     (54)                    (203)
                                                --------     --------     -------- --------    --------     --------
Income (loss) after income taxes                     15       105%           (298)      15      121.7%          (69)
Share in income (loss) of joint ventures and
equity investees                                     29                        30       51                      (69)
Minority interest                                    (2)                       (2)      (6)                      (4)
                                                --------     --------     -------- --------    --------     --------
Net income (loss)                                    42       115.6%         (270)      60      142.3%         (142)

Dividends on cumulative preferred financing
shares                                               (9)                       (8)     (21)                     (20)
                                                --------     --------     -------- --------    --------     --------
Net income (loss) after preferred dividends          33       111.9%         (278)      39      124.1%         (162)
                                                ========     ========     ======== ========    ========     ========
Net income (loss) after preferred dividends per
common share basic (Euro)                          0.04       112.0%        (0.30)    0.04      124.1%        (0.18)
Weighted average number of common shares
outstanding (x 1,000) - basic                   931,150         0.5%      926,338  931,148        0.8%      923,357

Consolidated Balance Sheets

x 1 million Euro                                                          July 13, 2003             December 29, 2002
ASSETS

Non-current assets:

Intangible assets
     Goodwill                                                                     2,832                         3,053
     Other intangible assets                                                        736                           814
                                                                                 ------                        ------
         Total intangible assets                                                  3,568                         3,867

Tangible fixed assets                                                            10,267                        11,043

Financial assets
     Investments in joint ventures and equity investees                             775                           851
     Deferred tax assets                                                            439                           457
     Other financial assets                                                         670                           744
                                                                                 ------                        ------
         Total financial assets                                                   1,884                         2,052

Total non-current assets                                                         15,719                        16,962

Current assets:

Inventory                                                                         3,388                         4,235
Accounts receivable                                                               2,232                         2,231
Other current assets                                                                276                           308
Cash and cash equivalents                                                         1,752                         1,002
                                                                                 ------                        ------
         Total current assets                                                     7,648                         7,776

TOTAL ASSETS                                                                     23,367                        24,738
                                                                                 ------                        ------

Consolidated Balance Sheets

x 1 million Euro                                                          July 13, 2003             December 29, 2002

LIABILITIES AND SHAREHOLDERS' EQUITY

Shareholders' equity                                                              2,319                         2,609

Minority interest                                                                    56                            56

Provisions
     Pensions and other retirement benefits                                         695                           756
     Deferred tax liability                                                         614                           572
     Restructuring provisions                                                       112                           136
     Other provisions                                                               679                           680
                                                                                 ------                        ------
         Total provisions                                                         2,100                         2,144

Non-current liabilities
     Loans                                                                        7,983                         8,313
     Financial lease commitments                                                  2,125                         2,224
     Other non-current liabilities                                                  277                           348
                                                                                 ------                        ------
         Total non-current liabilities                                           10,385                        10,885

Current liabilities
     Loans payable                                                                2,791                         2,370
     Accounts payable                                                             3,688                         4,480
     Other current liabilities                                                    2,028                         2,194
                                                                                 ------                        ------
         Total current liabilities                                                8,507                         9,044

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                       23,367                        24,738
                                                                                 ------                        ------

Consolidated Statements of Cashflows

                                                                       2nd Quarter              First half-year
x l million Euro                                                  2003           2002          2003         2002
                                                                              (restated)                 (restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) before income taxes                                  59           (208)           69          134

Adjustments for:
  Depreciation, amortization and impairments                      353            457           807          988
  Gain on disposal of tangible fixed assets                       (18)            --           (26)         (16)
  Result on divestments of group companies                         (3)            --            (3)          --
  Exceptional items                                                --            372            --          372
                                                                ------         ------        ------       ------

OPERATING CASH FLOW BEFORE CHANGES IN WORKING CAPITAL             391            621           847        1,478

Changes in working capital:
  Accounts receivables                                             58             92           (19)         156
  Other current assets                                             31             41            18           88
  Inventory                                                       182             28           627          171
  Accounts payable                                                 (3)            54          (615)        (260)
  Current liabilities                                            (194)           (46)         (113)         (61)
                                                                ------         ------        ------       ------
TOTAL CHANGES IN WORKING CAPITAL                                   74            169          (102)          94

  Change in other long term assets                                 30             --            28          (11)
  Change in other provisions                                        5            (56)            5          (93)
  Corporate income taxes paid                                     (28)           (32)          (49)        (179)
  Change in other long term liabilities                           (23)             7           (51)          27
                                                                ------         ------        ------       ------
NET CASH FROM OPERATING ACTIVITIES                                449            709           678        1,316

CASH FLOWS FROM INVESTING ACTIVITIES:
Investments in intangible assets                                  (22)           (35)          (64)         (65)
Investments in tangible fixed assets                             (202)          (436)         (548)      (1,029)
Divestments of tangible fixed and intangible assets               148             --           260            1l0
Acquisitions of group companies                                   (55)            90           (63)         (72)
Divestments of group companies                                     12             --            12           --
Investments in joint ventures and equity investees                 (9)           (31)          (13)         (42)
Income from joint ventures and equity investees                    42             61            81           61
Proceeds from sale of joint ventures and equity investees           1             16             2           17
Change in loans receivable                                         35             47            32          (41)
                                                                ------         ------        ------       ------
NET CASH FROM INVESTING ACTIVITIES                                (50)          (288)         (301)      (1,061)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in long term debt                                         (174)            10          (436)        (317)
Repayment of capital lease commitments                            (11)           (25)          (26)         (53)
Change in short-term debt                                          (9)           200           870          188
Net proceeds from issuance of shares                                1             --             1            5
Dividend paid                                                      --           (288)           --         (288)
Change in minority interest                                        --             (3)           (5)          (4)
                                                                ------         ------        ------       ------
NET CASH FROM FINANCING ACTIVITIES                               (193)          (106)          404         (469)
                                                                ------         ------        ------       ------

NET CHANGE IN CASH AND CASH EQUIVALENTS                           206            315           781         (214)

Cash and cash equivalents at beginning of fiscal year           1,585          1,181         1,002        1,698
Cash acquired in business acquisitions                             --             31             1           31
Cash divested through sale of companies                            (1)            --            (1)          --
Effect of exchange rate differences on cash and cash
equivalents                                                       (38)          (172)          (31)        (160)
                                                                ------         ------        ------       ------

CASH AND CASH EQUIVALENTS AT END OF FISCAL YEAR                 1,752          1,355         1,752        1,355
                                                                ------         ------        ------       ------